July 3, 2014

Via EDGAR and facsimile

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	Fiat Investments N.V. Registration Statement on Form F-4 filed on July 3, 2014 (File No 333-197229)

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fiat Investments N.V. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4 p.m. Eastern Standard Time on Tuesday, July 8, 2014, or as soon as possible thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

* * * *

Fiat Investments N.V. hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Fiat Investments N.V. hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

U.S. Securities and Exchange Commission	-2-

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Fiat Investments N.V. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	Fiat Investments N.V. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information, please contact Scott D. Miller in New York at (212) 558-3109 or by email (millersc@sullcrom.com). In addition, please inform Mr. Miller when this request for acceleration has been granted.

Sincerely, FIAT INVESTMENTS N.V.

By:	/s/ Richard K. Palmer
Name:	Richard K. Palmer
Title:	Director